[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 19, 2016

VIA FEDEX AND EDGAR

J. Nolan McWilliams

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc.

Registration Statement on Form S-4

Filed August 31, 2016

File No. 333-213390

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 24, 2016

Form 8-K

Furnished August 3, 2016

File No. 001-34756

Dear Mr. McWilliams:

On behalf of Tesla Motors, Inc. (“Tesla” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) to (1) the Company’s registration statement on Form S-4 filed with the Commission on August 31, 2016 (the “Registration Statement”), (2) the Company’s Annual Report on Form 10-K filed with the Commission on February 24, 2016 (the “Form 10-K”) and (3) the Company’s Current Report on Form 8-K furnished to the Commission on August 3, 2016 (the “Form 8-K”), contained in your letter dated September 16, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.	You state that cash will be issued in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of SolarCity security holders who, giving effect to the Exchange Ratio, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of SolarCity security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. We note in this regard that Question and Answer 11 in Exchange Act Release No. 34-17719 (Apr. 13, 1981) addresses only a scenario where security holders are offered an election to receive cash.

Response:

As the Staff notes, Rule 13e-3(g)(2) excepts transactions from the requirements of Rule 13e-3 when an issuer’s security holders are “offered or receive only an equity security” that meets certain criteria. The SEC has stated that, in the merger context, the exception applies where the issuer’s security holders receive the common stock of the acquiror or the surviving entity in the merger. See Exchange Act Release No. 17,719 (Apr. 13, 1981). This is because, in the SEC’s view, a critical factor in determining whether the protections of Rule 13e-3 are necessary is whether security holders are permitted to retain an equity interest in the entity that will subsume the issuer. See id. In the merger, Tesla is offering SolarCity stockholders only Tesla common stock, and SolarCity stockholders as a whole will have an opportunity to maintain an equity interest in the combined company, which will be listed on the Nasdaq Global Select Market (“NASDAQ”) and continue to be an Exchange Act reporting company. The merger satisfies the requirements of Rule 13e-3(g)(2):

(1)	Security holders are being offered only an equity security, Tesla common stock;

(2)	Tesla common stock, as the common stock of another publicly traded company, has substantially the same rights as SolarCity common stock;

(3)	Tesla common stock is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(4)	Tesla common stock is listed on a national securities exchange.

The merger is also of a different nature than the “going private” transactions generally captured by Rule 13e-3, as SolarCity stockholders, whose shares are currently listed on NASDAQ, will be receiving NASDAQ-listed Tesla common shares. In light of these factors, the question the Staff raises is whether, because the merger agreement provides for the payment of cash in lieu of fractional shares solely as an administrative matter, the potential cash payments to SolarCity stockholders would render the Rule 13e-3(g)(2) exception inapplicable. For the reasons below, the Company respectfully submits the answer is no.

As a threshold matter, the text of Rule 13e-3(g)(2) provides that the exception applies if an issuer’s security holders are “offered or receive” only equity securities (Rule 13e-3(g)(2) (emphasis added)) and thus distinguishes between whether holders are “offered” or “receive” only securities. In the matter at hand, SolarCity stockholders are being offered only Tesla common stock. This analysis is distinct from the fact that certain SolarCity stockholders, solely by virtue of the number of shares they hold at the closing of the merger, may receive a de minimis amount of cash, if any, in lieu of fractional shares. The fact that SolarCity stockholders may receive cash does not mean that Tesla is offering cash in the first instance — this outcome is not driven by any economic or value decision made by the parties, but rather is the result of a customary mechanical procedure in stock-for-stock transactions which aims to mitigate unnecessary administrative burdens on the combined company’s share register. To claim that Tesla will be offering cash to SolarCity stockholders in the merger would mischaracterize the transaction.

Indeed, the Company expects that any cash amount that Tesla would pay for fractional shares would be de minimis in the context of the transaction.1 Based on $205.40, the closing price of Tesla common stock on NASDAQ on September 16, 2016, the last full

[1]

Other authorities have recognized the incidental nature of cash paid in lieu of fractional shares. For instance, the Delaware General Corporation Law § 262(b)(2), which governs appraisal rights under Delaware law, makes clear that a transaction for which appraisal rights are unavailable would not be subject to appraisal rights merely due to the payment of cash in lieu of fractional shares, reflecting the Delaware legislature’s understanding that the common mechanism for the treatment of fractional shares is incidental to the consideration received in a business combination and should not be viewed as altering the nature or substance of the transaction.

trading day before the date of this letter, and information regarding SolarCity holders of record as of September 16, 2016, the Company estimates that only approximately $16,642 in cash would be payable by Tesla to SolarCity holders of record for the fractional interests in the aggregate. The Company anticipates that (i) all SolarCity holders of record will receive some cash in lieu of fractional interest and that (ii) only approximately 20 holders of record, each of whom hold less than ten shares of SolarCity common stock, will receive only cash for fractional shares. The Company notes that any cash amount that is paid in lieu of fractional shares will be based on the last reported sale price of Tesla common stock on NASDAQ on the last complete trading day prior to the closing date. As a result, to the extent SolarCity stockholders receive any cash, they will be receiving an equivalent value for their fractional interests. Because all requirements for Section 13e-3(g)(2) are satisfied — most importantly, a public, liquid market for Tesla common stock — and because SolarCity stockholders will be receiving equivalent value for their interests, a SolarCity stockholder who desires to invest further in Tesla common stock could readily purchase publicly traded shares of Tesla common stock with the cash received.

The merger is also consistent with the purpose of Rule 13e-3(g)(2) and beyond the ambit of the concerns addressed by Rule 13e-3. The SEC has previously stated that certain transactions, in which securities with essentially the same attributes (here, the common stock of another publicly held issuer) are offered, are “outside the purpose of Rule 13e-3 since all holders of that class of security are on equal footing and are permitted to maintain an equivalent or enhanced equity interest.” See Exchange Act Release No. 16,075 (Aug. 2, 1975). SolarCity stockholders will continue to have an equity interest in the combined company. For the very few stockholders who will receive only cash in lieu of a fractional share of Tesla common stock because they held less than ten shares of SolarCity, such shareholders (as discussed above) will receive the closing Tesla market price for their fractional shares and can choose to become Tesla stockholders at their election. In whole, the Company anticipates that any de minimis fractional “cash out” would have very little to no impact on SolarCity stockholders’ collective equity ownership in the combined company.

As the Staff is aware, the SEC has previously eschewed a formalistic reading of Rule 13e-3(g)(2) and has focused on the import of Rule 13e-3 when determining whether the paragraph (g)(2) exception applies. While the Rule 13e-3(g)(2) exception provides that security holders may be offered “only” an equity security,” Question and Answer 11 Exchange Act Release No. 17,719 provides that issuers may invoke the exception if security holders are offered the opportunity to elect either cash or stock consideration, if (1) the cash, when first offered, is substantially equivalent to the value of the security offered, and (2) both options are offered to security holders. The SEC noted that, in its view, “the equal treatment intended to be afforded to all security holders” by the exception “would not be impaired” simply because security holders were offered the alternative of receiving cash. Id. (emphasis added). The SEC noted, however, that this position would apply only if the security holders were offered substantially equal value for the cash and stock consideration, given the exception’s objective of ensuring that security holders are offered a meaningful opportunity to maintain their equity interest.

The merger, despite the small amount of cash that will be paid as an administrative byproduct, satisfies these principles:

(1)	Tesla is offering all SolarCity stockholders shares of Tesla common stock under the terms of the merger agreement;

(2)	Those SolarCity stockholders who may receive cash by virtue of their small SolarCity holdings are being provided equal value for their fractional shares (i.e., the value based on the closing price of Tesla common stock immediately prior to closing); and

(3)	Because Tesla common shares are available on a liquid market, each SolarCity stockholder, even in the limited instances in which he or she does not own enough shares of SolarCity common stock to equal one share of Tesla common stock (based on the exchange ratio) and receives only cash, will have an opportunity to have a continued equity interest because he or she will be able to purchase Tesla common stock in the market at his or her election. This distinguishes the merger from the “going private” transactions generally captured by Rule 13e-3, since even the few “cashed out” shareholders can freely acquire an interest in the combined company.

Compared with the present transaction, a cash/stock election (as described in Exchange Act Release No. 17,719) contemplates not merely an incidental receipt of cash but an intended and formal offer and receipt of consideration other than an equity security, and enables a transaction that includes a far more significant cash component. Given that the SEC extended the Rule 13e-3(g)(2) exception to such cash/stock elections because they satisfy the exception’s purpose, the Company believes that the present merger, which meets those same principles, also clearly falls within the ambit of the Rule 13e-3(g)(2) exception.

2.	Please provide us copies of the “board books” and any other materials provided to the boards and management of Tesla and SolarCity in connection with the proposed transaction, including all presentations made by the financial advisors.

Response:

A copy of the presentation materials provided to the Tesla board of directors (the “Tesla Board”) by Evercore Group L.L.C. (“Evercore”) in connection with its opinion to the Tesla Board summarized under the caption “Opinion of Tesla’s Financial Advisor” on page 74 is being furnished to the Staff under separate cover by Weil Gotshal & Manges LLP (“Weil”), counsel to Evercore, along with a request for confidential treatment of such materials under Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 12b-4 under the Exchange Act. Evercore has informed the Company that it will request that such materials be returned promptly to Weil following completion of the Staff’s review thereof. By separate letter, Weil will also request confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

A copy of the presentation materials provided to the special committee (the “SolarCity Special Committee”) of the SolarCity board of directors (the “SolarCity Board”) by Lazard Frères & Co. LLC (“Lazard”) in connection with its opinion to the SolarCity Special Committee summarized under the caption “Opinion of the Financial Advisor to the SolarCity Special Committee” on page 88 is also being furnished to the Staff under separate cover by Kirkland & Ellis LLP (“Kirkland”), counsel to Lazard, along with a request for confidential treatment of such materials under Rule 418 of the Securities Act and Rule 12b-4 under the Exchange Act. Lazard has informed the Company that it will request that such materials be returned promptly to Kirkland following completion of the Staff’s review thereof. By separate letter, Kirkland will also request confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

Question and Answers, page 1

What is the strategic rationale for combining Tesla and SolarCity at this time, page 1

3.	Please briefly summarize the potential negative effects of the merger considered by the boards of directors of Tesla and SolarCity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of Amendment No. 1 to summarize risks and other potentially negative factors considered by the Tesla Board and the SolarCity Special Committee and the SolarCity Board in connection with the merger.

What will happen if I fail to vote or vote to abstain from voting, page 6

4.	Please reconcile your statement that, with respect to SolarCity stockholders, a vote to abstain will have no effect on the SolarCity Merger Proposal for the purposes of satisfying majority approval by holders other than Excluded SolarCity Parties with your disclosure in the last full paragraph on page 51.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1.

Summary, page 11

Interests of Tesla’s Directors and Executive Officers in the Merger, page 16

5.	Please quantify here the interests that the directors and officers of Tesla and SolarCity may have that differ from the interests of other stockholders.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 16 and 17 of Amendment No. 1 to quantify the interests of Tesla and SolarCity directors and officers.

Voting Agreement, page 22

6.	Please clarify in the second bullet point and on page 133 that the Voting Agreement also provides that the EM Stockholders may at their option vote their shares entirely or in greater proportion in favor of a SolarCity superior proposal.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 135 of Amendment No. 1 to make this clarification.

Future Liquidity Needs of the Combined Company, page 23

7.	We note your disclosure on page 23 that you are currently planning to raise additional funds by the end of the year. Please provide an estimate of the amount of funds you hope to raise to meet your business goals.

Response:

The Company respectfully acknowledges the Staff’s comment, but is unable to provide a meaningful estimate at this time, as both the future liquidity needs of the combined company as well as access to current and future sources of liquidity are not yet certain. Tesla and SolarCity have each maintained consistent access to various sources of liquidity for their respective operations. Since the initial filing of the Registration Statement on August 31, 2016, both companies have relied on the capital markets and their respective lenders to provide additional funding capacity through various forms of financing. In addition to maintaining adequate liquidity for existing operations, the combined company will proactively seek feedback from credit rating agencies following the closing of the merger to evaluate additional debt and equity financing alternatives based on a range of potential growth scenarios. The Company has added additional disclosure to pages 23 and 136 to address this issue.

Risk Factors, page 35

The Merger will involve substantial costs, page 38

8.	Please quantify the estimated costs and expenses Tesla and SolarCity have incurred and expect to continue to incur in connection with the merger and the Tesla share issuance.

Response:

The Company respectfully notes that the Company has already disclosed the estimated costs and expenses to be incurred in connection with the merger on page 149 of Amendment No. 1.

Risks Related to the Business of the Combined Company Following the Merger, page 41

In connection with the Merger, Tesla is planning to refinance, page 42

9.	Please describe the magnitude of this risk by quantifying the potential mandatory prepayment amount if holders of SolarCity’s indebtedness exercise their termination rights to the extent triggered by the closing of the merger.

Response:

Since the initial filing of the Registration Statement on August 31, 2016, SolarCity has obtained consents from holders of certain of its indebtedness, in which such holders have waived their rights in connection with the merger to termination and/or mandatory prepayment of such indebtedness. Accordingly, the Company has revised the disclosure on pages 43 and 44 of Amendment No. 1 to remove the reference to the potential mandatory prepayment amount.

The Tesla Special Meeting of Stockholders, page 47

Quorum, page 47

10.	Please reconcile your disclosure on page 47 that broker non-votes “will be counted as present for purposes of establishing a quorum” at the Tesla special meeting with your disclosure on page 48 that shares held in “street name,” where nominees submit unvoted proxies, will not be counted for purposes of determining a quorum.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1 in order to clarify that broker non-votes, if any, will be counted as present for purposes of establishing a quorum at the Tesla special meeting. Because the only proposals to be voted on at the Tesla special meeting are “non-routine” under NYSE Rule 452 and NASDAQ Rule 2251 (which govern broker discretionary voting), the Company does not expect any broker non-votes in connection with the Tesla special meeting.

Abstentions and Broker Non-Votes, page 48

11.	Please tell us how you determined that a vote to abstain from voting on the Tesla Merger and Share Issuance Proposal will have no effect on the proposal given that approval requires the affirmative vote of the majority of total votes cast and the majority of votes cast by holders other than the Excluded Tesla Parties.

Response:

It is well-established that a vote to abstain is a vote present for purposes of the special meeting, but is not considered a vote cast. See, e.g., Licht v. Storage Tech. Corp., 2005 WL 1252355 (Del. Ch. May 13, 2005). Because approval of the Tesla Merger and Share Issuance Proposal requires the affirmative vote of those cast (i.e., the majority of total votes cast and the majority of votes cast by holders other than Excluded Tesla Parties), a vote to abstain would have no effect on the proposal because it would not be a vote cast.

The Merger, page 55

Background of the Merger, page 55

12.	In the background of the May 31, 2016 Tesla board meeting, please briefly discuss whether the board considered the potential impact on Tesla management’s time and resources in determining to proceed with a potential strategic acquisition. We note in this regard your disclosure in the preceding paragraph and the fifth bullet point in the listing of potential negative factors on page 70.

Response:

In response to the Staff’s comment, the Company has examined the existing disclosure in the Registration Statement relating to what the Tesla Board considered in respect of a possible acquisition of a solar energy company, and respectfully continues to believe that it has presented adequate information to inform stockholders regarding the material events that occurred during the May 31, 2016 Tesla Board meeting. Please note that the Company has disclosed that the Tesla Board discussed with Tesla management “the possible benefits and detriments of proceeding with an acquisition of a solar energy company in the context of Tesla’s existing strategic plan” (emphasis added).

Tesla’s Reasons for the Merger, page 68

13.	Please place in context the fourth bullet point in the listing on page 69 of positive factors by briefly describing the “costs and complexities” attributable to potential conflicts of interest and, to the extent you are able, include an estimate of these costs.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure in the fourth bullet point on page 71 of Amendment No. 1 to include potential costs attributable to potential conflicts of interest. The Company respectfully informs the Staff that it is unable to precisely provide a quantification of the costs associated with potential conflicts of interest, but has described some of the main activities, which, if eliminated, would decrease certain of the costs.

Miscellaneous, page 96

14.	Please disclose any material relationships that existed between SolarCity and Lazard in the last two years or that is contemplated, and any compensation received or to be received as a result of such relationships.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 1 to disclose the information requested.

Certain Tesla and SolarCity Unaudited Prospective Financial Information, page 97

15.	Refer to the third sentence of the third full paragraph on page 98. It is inappropriate for Tesla to disclaim responsibility for the accuracy of disclosure in the joint proxy statement/prospectus. Additionally, the statement that “Tesla cannot provide any assurance that the assumptions underlying the Tesla Public Forecasts are or were reasonable” is inconsistent with your disclosure on page 86 that Tesla’s management advised Lazard that the Goldman Report was a reasonable basis upon which to evaluate the future financial performance of Tesla. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1 to remove the above statement.

Exchange of Shares in the Merger, page 111

16.	Please clarify the procedures for the exchange of SolarCity shares held in street name, including the distribution of cash in lieu of fractional shares.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on page 114 of Amendment No. 1 to include further discussion on the procedures for the exchange of SolarCity shares held in street name.

U.S. Federal Income Tax Consequences, page 135

17.	Please clarify that the disclosure in this section addresses the material U.S. federal income tax consequences of the Merger. References to a “general discussion” or that the discussion “is for general information only” are not appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages i, 8, 22 and 137 of Amendment No. 1 to clarify that the disclosure addresses the material U.S. federal income tax consequences of the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

18.	We note your disclosure on pages 42 and 134 that appears to indicate that in connection with the merger you are planning to refinance a significant amount of indebtedness. Please confirm that the terms of any debt agreements entered into in connection with the merger will be reflected in the pro forma financial information in a later amendment to the extent that you enter into such agreements.

Response:

The Company respectfully advises the Staff that Tesla and SolarCity have not yet entered into any debt agreements in connection with the merger. The Company respectfully notes that the financing arrangements disclosed on pages 140 and 145 of Amendment No. 1, including the Solar Bonds issued by SolarCity in August 2016, the $305 million cash equity financing by SolarCity in September 2016 and the secured warehouse credit facility established by Tesla with Deutsche Bank in August 2016, were not entered into in connection with the merger. The Company confirms to the Staff that to the extent either Tesla or SolarCity enters into any debt agreements in connection with the merger, such agreements will be reflected in the pro forma financial information in a later amendment.

Description of Tesla Common Stock, page 165

19.	You state in the first paragraph that the disclosure in this section is qualified by applicable provisions of Delaware law. It is inappropriate to qualify your disclosure by reference to information that is not included in the joint proxy statement/prospectus or incorporated by reference. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised page 167 of Amendment No. 1 to remove the reference noted above.

Stock Ownership of Certain Beneficial Owners … of SolarCity, page 171

20.	Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Exchange Act Rule 13d-3 and Instruction 2 to Item 403 of Regulation S-K. Please revise the disclaimers in footnotes (7), (8), and (10) on page 172 and footnotes (5) and (6) on page 105 accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 107, 108 and 174 of Amendment No. 1 to remove the references noted above.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis, page 32

Results of Operations, page 38

21.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative, the dollar changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify the amounts related to the factor(s) nor analyze the underlying business reasons for the changes. For example, you state that the increase in revenues was primarily driven by the ramp in vehicle deliveries but do not provide insights of the factors behind the ramp, list any other factors (such as price vs volume changes) nor analyze the underlying reasons for the changes. As such, please revise to provide a more robust discussion by:

•	refocusing the narrative disclosure on analysis of the underlying business reasons for the individual factors;

•	consider using tables to present dollar and percentage changes in accounts, rather than including such information in narrative form;

•	consider using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that it believes that it has provided adequate disclosure regarding its results of operations pursuant to both Item 303 of Regulation S-K and SEC Release No. 33-8350. Through the year ended December 31, 2015, the Company’s business has been substantially dependent on new vehicle deliveries (primarily Model S) and thus its disclosure regarding results of operations, both in terms of revenues and cost of revenues, has specifically focused on changes in this metric. The Company also respectfully advises the Staff that it has provided additional disclosures to its stockholders regarding quarterly vehicle deliveries, as well as vehicle average selling price changes in documents that it files or furnishes with the Commission. For example, in the Company’s Fourth Quarter & Full Year 2015 Update furnished to the Commission on February 10, 2016, the Company provided the vehicle delivery number for the fourth quarter of 2015 as well as information regarding changes in the average transaction price for Model S vehicles. In future filings, if material, the Company will provide additional disclosure regarding its results of operations.

22.	Please provide the various component amounts of automotive and services and other revenues for each period presented along with a discussion of the factors affecting their changes.

Response:

In future filings, if material, the Company will provide the various component amounts of (i) automotive revenues and (ii) services and other revenues along with a discussion of the factors affecting their changes. As noted in response to Question 21 above, however, through the year ended December 31, 2015, the Company’s business has been substantially dependent on new vehicle deliveries. For example, for the year ended December 31, 2015, the Company’s automotive revenue of $3.7 billion represented 92% of its total revenue of $4.0 billion, of which $3.5 billion was related to new vehicle deliveries. Consequently, the Company’s primary focus in its disclosure has been on vehicle deliveries.

Additionally, the aggregate of the Company’s services and other revenue, which is comprised of a large number of components enumerated in its Form 10-K, was only approximately 7.5% of the Company’s total revenue for the year ended December 31, 2015. Accordingly, the Company respectfully submits that it would not be meaningful to provide a further breakdown of the amounts of, or the factors affecting changes to, the revenues for such individual components, which are immaterial.

23.	We note your limited insight in your discussion and analysis of cost of automotive revenues. In that regard, please provide a comprehensive disclosure of your various cost categories (cost of revenues, research and development expenses, and selling, general and administrative expenses, etc.) along with a discussion of the factors behind their changes to the extent that they are material to readers’ understanding of your operations.

Response:

In future filings, if material, the Company will provide additional disclosure of the various cost categories and factors behind their changes. However, through the year ended December 31, 2015, changes in the cost of automotive revenues have substantially been driven by increased Model S vehicle delivery volume, and therefore the Company does not believe that a discussion of individual cost category changes would be meaningful. In addition, the Company respectfully advises the Staff that it has disclosed in the last paragraph of “Results of Operation—Cost of Revenues and Gross Profit” any significant trends in revenues as well as cost of revenues which highlight any significant changes in such categories. The Company considers the gross margin analysis to be more meaningful as it highlights any significant changes that are inconsistent with vehicle delivery volume increases. With regards to other operating expenses, the Company respectfully submits that it has provided adequate quantitative and qualitative discussions by expense categories which allows for a better understanding of the Company’s financial results.

Liquidity and Capital Resources, page 40

24.	We note your disclosure that sources of cash are predominately from your deliveries of vehicles, as well as customer deposits, sales of regulatory credits, proceeds from financing activities, Tesla Energy products, and repair and maintenance services. You state that you expect your current sources of liquidity, including cash and cash equivalents, together with your current projections of cash flow from operating activities, will provide you with adequate liquidity over the next 12 months based on you current plans.

We also note that you have not generated positive operating cash flow in the last two fiscal years. In light of your disclosure that you anticipate significant capital expenditures, please expand your discussion to disclose your plan to finance those expenditures and your operations. Also, please clearly state that you have not generated positive operates cash flows in the past two fiscal years and when you anticipate that you will generate positive operating cash flows, if at all. We also note that a portion of your $1.2 billion cash and cash equivalent are held in foreign subsidiaries. Please revise to specify the extent to which this portion is available for use on a current basis without tax repatriation.

Response:

The Company respectfully advises the Staff that it believes that it has provided adequate disclosure regarding the Company’s plan to finance our capital expenditures and operations, including from its operating activities as well as financing activities. In the Liquidity and Capital Resources section, the Company has indicated primary sources of cash, including proceeds from financing activities. In addition, the Company has also stated that it will evaluate alternatives to pursue liquidity options to fund capital intensive initiatives. Finally, the Company reviews and, as needed, updates the Liquidity and Capital Resources disclosure every quarter in the Company’s quarterly reports on Form 10-Q to provide timely information to its stockholders.

In future filings on Form 10-K, the Company will state that it has not generated positive operating cash flows in the past two fiscal years, if true, which the Company believes is also clearly evident in its Statement of Cash Flows. Additionally, while the Company also provides forward looking information and known trends in its disclosures on a quarterly basis in accordance with Item 303 of Regulation S-K, the Company is not currently prepared to predict when it will generate positive annual operating cash flow. Finally, for the portion of cash and cash equivalents currently held in foreign subsidiaries, the Company expects the entire amount of such funds to be available to it without incurring any significant tax liabilities for any repatriation.

25.	Please expand your disclosure of cash flows from operating activities to quantify factors to which material changes in cash flows are attributed and explain the underlying reasons for such changes.

Response:

The Company respectfully advises the Staff that it believes that it has provided adequate disclosure regarding its cash flows from operating activities. In the Statement of Cash Flows, the Company provides a reconciliation from net loss to cash flows used in operating activities where it has provided quantitatively the sources of its operating cash flows. In the Liquidity and Capital Resources section, the Company has further qualitatively disclosed the sources of its cash flows from operating activities, including cash from sales of its vehicles, customer deposits, payments the Company makes to its suppliers for production material and parts used in its manufacturing process, employee compensation, operating leases and interest expense on its financing arrangements. Quantitatively, the Company’s focus was to highlight the most significant drivers for each of the years presented without being repetitive with the information already presented in the Statement of Cash Flows. In future filings, if material, the Company will continue to provide additional disclosure for any significant item that impacts its cash flows from operating activities.

Consolidated Financial Statements, page 45

Consolidated Statements of Cash Flows, page 51

26.	Please tell us the nature of amounts classified as fixed asset disposal and why the presentation of these amounts as operating cash flows is appropriate.

Response:

The Company respectfully advises the Staff that the amount classified as fixed asset disposal in the Statement of Cash Flows represented the loss related to the impairment and write off of certain of its fixed assets. Pursuant to ASC 230-10-45-28, adjustment to net income of a business entity is required to remove all items that are included in net income that do not affect net cash provided from, or used for, operating activities such as gains or losses on sales of property, plant, and equipment. Consequently, the loss from the fixed asset disposal was added back as a non-cash reconciling item as part of the cash flows used in operating activities. In future filings, the Company will retitle “fixed asset disposal” to “loss on fixed asset disposal” for additional clarity.

Notes to Consolidated Financial Statements, page 52

Note 2 – Summary of Significant Accounting Policies, page 52

Vehicle Sales to Leasing Partners with a Residual Value Guarantee, page 53

27.	Please quantify for us the components of “net increase in resale value guarantee” in the roll forward of the resale value guarantee liability in the table on page 54.

Response:

The Company respectfully advises the Staff that the amount shown as “net increase in resale value guarantee” in the roll forward of the resale value guarantee presents primarily the additional liabilities recorded as a result of additional vehicles sold with a resale value guarantee.

Form 8-K Furnished August 3, 2016

28.	We note that you adjust your non-GAAP measures to add back the deferred revenue and related costs for cars sold with resale value guarantees and where you collected the purchase price in cash, which substitutes an individually tailored measurement method for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

As noted in the Company’s Second Quarter Updated dated August 3, 2016, the Company is currently in the process of evaluating the updated Compliance and Disclosure

Interpretations relating to non-GAAP financial measures used in public disclosures issued by the Staff on May 17, 2016, with respect to its use and presentation of non-GAAP financial measures. The Company respectfully submits that it has already taken certain steps to modify its prior disclosure practices in this area. As the Company continues to evaluate this Staff guidance, including with respect to Question 100.04 of such Compliance Disclosure Interpretations, the Company will determine whether it is appropriate to make additional changes to its use and presentation of non-GAAP financial measures and will inform its investors as to its determination at the appropriate time.

29.	We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please tell us how you plan to comply with this guidance.

Response:

In the Company’s next earnings release, it will follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued by the Staff on May 17, 2016.

30.	We note that your current disclosure about the usefulness of your non-GAAP measures appears to be boilerplate. In your next earnings release, please provide a substantive discussion of how your non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company respectfully directs the Staff’s attention to its disclosure which states that the Company’s management believes that it is useful to supplement its GAAP financial statements with certain non-GAAP information because “management uses such information internally for its operating, budgeting and financial planning purposes” (emphasis added). The Company also discloses that its non-GAAP financial measures help to facilitate both management’s internal comparisons to its historical performance and comparisons to the operating results of other companies. However, in the Company’s next earnings release, the Company will provide a more substantive discussion of how its non-GAAP financial measures are useful to investors.

31.	Please retitle “cash flow from core operations,” which includes significant financing cash flows, so that it is not confused with a measure of operating cash flows and label it as a non-GAAP measure where presented.

Response:

In the Company’s next earnings release, the Company will retitle “cash flow from core operations” and label it as a non-GAAP measure where presented.

*    *    *    *    *    *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact David C. Karp at (212) 403-1327 or by email at DCKarp@wlrk.com or the undersigned at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Ronald C. Chen

____________________________

Ronald C. Chen

cc:	Tesla Motors, Inc.

Todd A. Maron

Philip L. Rothenberg

Jonathan A. Chang

M. Yun Huh

Denise Ho

Wachtell, Lipton, Rosen & Katz

David C. Karp

SolarCity Corporation

Seth R. Weissman

Phuong Y. Phillips

Matthew M. Tolland

Skadden, Arps, Slate, Meagher & Flom LLP

Thomas J. Ivey

Kenton J. King

Leif B. King